SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

5 Aldermanbury Square,	Level 33, 120 Collins Street
London, EC2V 7HR, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10

EXHIBITS

99.1	1 April 2008	Announcement of SEC filing:
2007 Form 20-F

99.2	7 April 2008	Capital project:
Rio Tinto Alcan accelerates study of Alma smelter expansion project

99.3	16 April 2008	Quarterly operations review: First quarter 2008 operations review

99.4	16 April 2008	Capital disposal: Rio Tinto completes sale of Greens Creek Mine interest

99.5	17 April 2008	Rio Tinto plc AGM: Rio Tinto plc AGM 17 April 2008

99.6	17 April 2008	Rio Tinto plc AGM: Presentation slides

99.7	17 April 2008	Rio Tinto plc AGM voting: Rio Tinto plc results of voting at 2008 annual general meeting

99.8	18 April 2008	Capital project: Rio Tinto welcomes High Court decision on Shovelanna lease

99.9	24 April 2008	Rio Tinto Limited AGM: Rio Tinto Limited AGM 24 April 2008

99.10	24 April 2008	Rio Tinto Limited AGM voting: Results of Voting at 2008 Annual General Meetings of Rio Tinto plc and Rio Tinto Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By Name	/s/ Ben Mathews Ben Mathews	By Name	/s/ Ben Mathews Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	16 May 2008	Date	16 May 2008